UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road

London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐    No  ☒

ITEM 1.	INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of a press release of Seadrill Partners LLC (the “Company”), dated August 21, 2018, reporting second quarter 2018 results.

ITEM 2.	EXHIBITS

Exhibit Number	Description

99.1	Press release dated August 21, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC

Date: August 21, 2018	By:	/s/ Mark Morris
Name: Mark Morris
Title: Chief Executive Officer